

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 8, 2016

<u>Via E-Mail</u>
Mr. Mark T. Behrman, Chief Financial Officer
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, OK  73107

      **Re:    LSB Industries, Inc.**
               **Form 10-K for the year ended December 31, 2015**
               **Filed February 29, 2016**
               **Form 10-Q for the quarter ended June 30, 2016**
               **Filed August 8, 2016**
               **Form 8-K**
               **Filed August 26, 2016**
               **File No. 1-7677**

Dear Mr. Behrman:

      We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2016

Capitalization, page 40
Compliance with Long - Term Debt Covenants, page 40

1.      You indicate that the Amended Working Capital Revolver Loan requires, among other things, that you meet certain financial covenants and currently your forecast is that you will be able to meet all financial covenant requirements for the next twelve months.  In this regard, we note that there is a minimum fixed charge ratio covenant.  We also note that the 12% Senior Secured Notes have covenants and events of default that are substantially similar to those applicable to the 7.75% Senior Secured Notes.  Please confirm that you were in compliance with all your debt covenants, including any

covenants related to your 7.75% and 12% Senior Secured Notes as of June 30, 2016.  If it is reasonably possible that you may violate a material debt covenant(s), please address the need to expand your disclosures herein as well provide a risk factor in your Form S-1/A1 filed August 26, 2016 to discuss this potential violation and to disclose your actual amounts/ratios as of each reporting date in addition to the required amounts/ratios.  This will allow readers to understand how much cushion there is between your actual amounts/ratios and the required amounts/ratios.  Please consider showing the specific computations used to arrive at the actual amounts/ratios.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Form 8-K filed August 26, 2016

Exhibit 99.2

Critical Accounting Policies and Estimates
Impairment of Long-Lived Assets

2.    Please revise your critical policy for Impairment of Long-Lived Assets to better explain the significant judgments made by management in performing impairment tests.  Since the grouping of assets to determine the lowest level of identifiable cash flows requires considerable judgment, please disclose the level at which your assets are grouped.  Please also identify the types of events or changes in circumstances which may indicate that the carrying amount of an asset (asset group) may not be recoverable.  Specifically indicate if there were any events or changes in circumstances that triggered a need to estimate the recoverable amount for any asset or asset group.  If so, or if there are reasonably possible scenarios which indicate there may be a material impairment at any of your asset group levels, please expand your disclosures to provide the following additional information:

- Quantify the carrying value of each asset group tested for impairment or at risk of impairment;

- A description of the key assumptions used by the Company in calculating the asset group´s future cash flow and how those key assumptions were determined;

- A discussion of the degree of uncertainty associated with the specific key assumptions; and

- A description of potential events and/or changes in circumstances that are specific to the asset group and could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

3.    Please disclose the estimated fair value of the plant assets related to certain ammonia production equipment at your Pryor facility so that readers have an understanding of the remaining assets at risk for future impairment.

Redeemable Preferred Stock

4.	Expand your discussion to address the method by which you accrete the carrying value of the Series E Redeemable Preferred Stock to its redemption value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction